Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Subject Company: California Independent Bancorp Filing Person: Humboldt Bancorp File Number: 000-26552

Acquisition Overview

Humboldt Bancorp (HBEK)
&
California Independent Bancorp (CIBN)

August 12, 2003

Disclosure

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended and Humboldt and California Independent intend for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements describe the companies' expectations regarding future events and developments, including Humboldt's ability to achieve expected financial results from a merger with California Independent Bancorp. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition, discussions about risks and uncertainties are set forth from time to time in the companies' publicly available Securities and Exchange Commission filings. The companies undertake no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in this presentation, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Humboldt Bancorp. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by Humboldt Bancorp and California Independent Bancorp with the SEC at the SEC's website at www.sec.gov. Free copies of the proxy statement/prospectus and Humboldt Bancorp's other filings with the SEC may also be obtained by directing a request to:

Humboldt Bancorp
2998 Douglas Boulevard, Suite 330
Roseville, CA 95661
Attention: Chief Financial Officer

Free copies of California Independent Bancorp's filings may be obtained by directing a request to:

California Independent Bancorp
1227 Bridge Street, Suite C
Yuba City, CA 959991
Attention: Chief Financial Officer

Humboldt and its directors and executive officers and California Independent and its directors and executive officers may be deemed to be participants in Humboldt's and California Independent's solicitation of proxies from Humboldt shareholders and California Independent shareholders in connection with the proposed transaction. Information regarding the participants and their interests can be found in each of Humboldt's and California Independent's most recent proxy statements filed with the SEC, which are available from the SEC or the respective companies at the addresses shown above.

The New HBEK Company

($ in thousands)	HBEK	CIBN	HBEK Pro forma
Assets*	$1,069,517	$377,552	$1,498,799
Deposits	$871,934	$310,710	$1,182,644
Net Loans	$753,184	$199,245	$952,429
Equity *	$93,433	$28,014	$141,274
Market Cap *	$192,549	$63,785	$243,429
Branches **	18	9	26

* Assumes 60% stock / 40% cash transaction including transaction adjustment assumptions
** HBEK branches reflect pending sale of Fresno branch and pro forma expected consolidation of CIBN Roseville branch
Financial Data as of and for the period ending 6/30/03; Market prices as of 8/11/03

California Independent Bancorp


HUMBOLDT BANK
FEATHER RIVER STATE BANK
5
99
101
80
Sacramento
San Fransisco

The New Humboldt Bancorp

* The merger of HBEK and CIBN will create a bank with total assets of approximately $1.5 billion and a market capitalization of over $240 million.

* The combined company will be *the* largest community bank north of Sacramento.

* The pro forma EPS is immediately accretive and targeted to exceed 5% accretion to GAAP earnings in 2005 (excluding merger-related expenses).

Transaction Rationale

* Expands footprint and regional presence in high growth markets to become the largest community bank north of Sacramento
* Re-deploys excess capital from non-core banking businesses into a strategic expansion of the core banking operations
* Managed transaction to be accretive to earnings with low execution risk and positive upside future potential
* New and experienced executive management team prepared and focused to leverage community bank expansion opportunities
* Creates pro forma balance sheet that can support execution on additional expansion opportunities

Terms of the Transaction

* Aggregate Transaction Value*:	$79.6 million
* Per Share Transaction Value*:	$35.50
* Consideration:	60% Stock / 40% Cash
* Tax Treatment:	Tax-free exchange for the stock portion of the transaction
* Exchange Ratio: (see slide 6)	Floating within a specified collar, then Fixed

*Based upon a fully diluted share count of 2.242 million shares

Illustration of Exchange Ratio

	FIXED VALUE								
HBEK measurement price	$ 14.12	$ 14.27	$ 14.42	$ 14.56	$ 14.71	$ 14.86	$ 15.00	$ 15.15	$ 15.30
Exchange ratio	1.5085	1.4926	1.4771	1.4629	1.4480	1.4334	1.4200	1.4059	1.3922
Cash consideration	$ 14.20	$ 14.20	$ 14.20	$ 14.20	$ 14.20	$ 14.20	$ 14.20	$ 14.20	$ 14.20
Per share deal value	$ 35.50	$ 35.50	$ 35.50	$ 35.50	$ 35.50	$ 35.50	$ 35.50	$ 35.50	$ 35.50
Aggregate deal value	$79,591	$79,591	$79,591	$79,591	$79,591	$79,591	$79,591	$79,591	$79,591
Shares issued	3,382	3,347	3,312	3,280	3,246	3,214	3,184	3,152	3,121
% stock	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%

*Based upon a fully diluted share count of 2.242 million shares

Transaction Multiples

*	Premium to Market*:	23%
*	Price/LTM Earnings ($1.91):	18.6x
*	Price/Book**:	2.6x
*	Price/Tangible Book**:	2.6x

*Based upon CIBN's closing price of $28.90 on August 11, 2003
**Based upon reported book and tangible book value per share of $13.51

Transaction Modeling

* 60% stock/ 40% cash
  * Provides for tax-deferred treatment on stock portion
  * Approximately 25% cost saves
  * Allows pro form capital to be maintained at target levels
  * Cash to be funded by issuance of trust preferred securities and retained cash/capital from the sale of proprietary merchant bankcard operations in Q1 2003

Market Share

Humboldt Bancorp By County

County	Market Share Rank	Branch Count	Total Deposits in Market ($000)	Total Market Share (%)
Humboldt, CA	1	7	422,016	35.12
Tehama, CA	2	2	96,551	21.98
Placer, CA	13	2	56,147	1.70
Glenn, CA	3	2	45,343	20.00
Butte, CA	9	1	42,351	1.89
Shasta, CA	9	1	38,008	2.24
Mendocino, CA	8	1	33,329	2.98
Trinity, CA	2	1	18,389	23.79
Napa, CA	15	1	13,459	0.67
San Joaquin, CA	23	1	4,545	0.04
San Diego, CA	56	1	1,849	0.01
HBEK Total		18	765,593	

California Independent Bancorp By County

County	Market Share Rank	Branch Count	Total Deposits in Market ($000)	Total Market Share (%)
Sutter, CA	4	2	131,439	16.43
Yuba, CA	3	2	60,531	20.23
Colusa, CA	3	2	45,818	24.04
Yolo, CA	11	1	24,131	1.48
Placer, CA	24	2	9,583	0.29
CIBN Total		9	271,502	

Source: SNL Securities; Deposit Data as of 6/2002
* HBEK branches reflect pending sale of Fresno branch

Regional Presence

($ Dollars in Millions)

Company Name	Ticker	Total Assets 06/03 Q	Total Deposits 06/03 Q	Total Net Loans 06/03 Q	Total Equity 06/03 Q	Market Capitalization 06/03 Q	Branches 06/03 Q (Actual)*
Humboldt Bancorp (Pro Forma)	HBEK	1,499	1,183	953	141	252	26
TriCo Bancshares	TCBK	1,361	1,174	839	125	218	43
Humboldt Bancorp	HBEK	1,070	872	753	94	193	18
Western Sierra Bancorp	WSBA	749	654	583	59	136	23
Northern Empire Bancshares	NREB	757	615	639	59	126	7
Redwood Empire Bancorp	REBC	526	467	408	30	131	7
First Northern Community Bancorp	FNRN	518	459	375	46	87	12
North Bay Bancorp	NBAN	435	384	276	38	59	9
BWC Financial Corp.	BWCF	454	366	348	43	71	8
California Independent Bancorp	CIBN	378	311	199	28	64	9
American River Holdings	AMRB	356	294	248	34	74	7

*Reflects pending sale of Fresno branch and expected consolidation of CIBN Roseville branch
Source: SNL Securities, Bloomberg; Market Cap data as 8/11/03

Why These Markets ?

* **The Northern California I-5 Corridor:**

  * Separate from the large metro markets of San Francisco and the Bay Area

  * Contain some of the fastest growing counties of California

  * Are contiguous to a metropolitan anchor: Sacramento

Demographics of Target Markets

* **The Northern California I-5 Corridor:**
  * **Population: 2.4 million**
  * **Total Deposits: $22.8 billion**
  * **Total Banks: 139**
  * **Average Household Income $60,645**

Demographics of Target Markets

* The Northern California I-5 Corridor:

County	Institutions in Market	Branches in Market	Total Deposits in Market ($000)	Total Revenues ($000)	Total Population (#)	Population Growth (%)	Population 65 years old and older (%)	Population 18 years old and younger (%)	Employment Growth (%)	Total Households (#)	Per Capita Income ($)	Median Household Income ($)	Average Household Income ($)
Sacramento, CA	37	258	12,360,657	1,380,951	1,253,841	2.20	11.10	27.60	3.46	463,547	23,733	49,790	63,422
Placer, CA	23	84	2,880,268	207,307	280,753	3.99	13.10	26.50	3.39	98,248	31,593	63,748	81,889
Butte, CA	12	60	2,087,585	178,575	209,482	0.45	15.60	24.00	2.90	82,085	19,289	34,282	47,955
Shasta, CA	14	44	1,574,746	153,493	166,857	0.12	15.20	26.10	0.76	65,076	18,151	33,940	45,324
Yolo, CA	14	39	1,474,205	127,933	175,293	1.86	9.40	25.20	2.30	61,543	22,508	45,881	64,004
Sutter, CA	10	20	742,039	72,708	80,861	1.30	12.40	29.00	4.70	27,534	19,784	41,726	59,135
Tehama, CA	5	11	453,576	60,931	57,520	0.18	15.90	27.40	1.68	21,359	17,308	33,224	44,936
Siskiyou, CA	6	23	451,827	56,541	44,709	-0.79	18.10	24.00	0.37	18,883	16,948	28,538	39,833
Yuba, CA	6	13	287,788	68,220	60,867	-0.50	10.60	31.00	4.40	20,737	13,490	28,368	38,483
Glenn, CA	4	9	218,169	32,724	26,959	0.19	13.00	30.60	0.88	9,315	14,230	30,357	40,540
Colusa, CA	5	8	193,002	23,807	19,283	0.54	11.40	31.60	6.07	6,202	16,683	34,722	52,319
Trinity, CA	3	5	78,751	23,204	13,165	-1.14	17.20	22.80	1.79	5,707	15,615	25,432	34,576
Total	139	584	22,803,213	2,386,394	2,369,590					880,436			
Average						0.70	13.60	27.17	2.73		19,111	37,501	50,951
Weighted Average by Population						1.81	12.24	26.98	3.08		22,827	46,369	60,535

Source: SNL Securities, U.S. Census Bureau, California Institute for County Government
Population and employment weighted average data by total population
Per capita income, median household income and average household weighted average data by total households

Demographics of Target Markets

*** Projected Growth In Northern California I-5 Corridor:**

	Sacramento	Placer	Butte	Shasta	Yolo	Sutter	Tehama	Siskiyou	Yuba	Glenn	Colusa	Trinity
Construction & Mining	25%	29%	15%	14%	25%	35%	28%	3%	35%	20%	75%	20%
Manufacturing	22%	53%	5%	21%	0%	22%	1%	7%	22%	12%	7%	7%
Transportation & Public Utilities	39%	22%	3%	8%	18%	27%	9%	4%	27%	16%	7%	8%
Trade	23%	35%	7%	10%	10%	12%	7%	9%	12%	8%	3%	5%
Finance, Insurance & Real Estate	22%	24%	18%	6%	-16%	14%	5%	0%	14%	0%	-6%	0%
Services	32%	43%	4%	14%	28%	17%	10%	13%	17%	13%	55%	6%
Government	11%	17%	15%	20%	23%	17%	23%	3%	17%	4%	10%	11%

Source: California Employment Development Department

Risk Considerations

* **HBEK management believes that CIBN will have little execution risk.**
  * Integration risk reduced by both bank using a common core system (ITI)
  * In-market footprint transaction
  * No significant branch closures/divestitures
  * Pro forma capital is within target range
  * Size of transaction is manageable

HBEK – Delivering Results

* Merchant bankcard business sold for an after-tax gain of $19MM in Q1 2003

* Exit from ATM Funding and small ticket leasing completed

* Four bank charters consolidated, resulting in annual cost savings of over $750,000

* Headquarters relocated to Roseville in 2002

* Market footprint redefined to Northern CA

  2 branches sold

  1 pending branch sale

  4 branches closed

Delivering Shareholder Value


2/3/2003 Announce Sale of
Humboldt Merchant Card
160
150
140
130
120
110
100
90
80
1/1/03
1/24/03
2/18/03
3/13/03
4/7/03
4/30/03
5/23/03
6/17/03
7/10/03
8/4/03
Humboldt Bancorp
PHLX KBW Bank Index (24 Leading Banks)
NASDAQ / Banking Index

Source: FactSet as of 8/11/03